SEC File Number: 0-12870
CUSIP Number: 31947W100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Chester County Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9 North High Street
Address of Principal Executive Office (Street and Number)

West Chester, Pennsylvania 19380
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 27, 2010, First Chester County Corporation’s (the “Company”)  filed its Quarterly Report on Form 10-Q/A for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, and its Annual Report on Form 10-K for the year ended December 31, 2009.  The Company is now in the process of completing its Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.  The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, cannot be filed on its due date or by the extended due date of such report without unreasonable effort and expense.  The Company and its advisors are working diligently to complete and file the Form 10-Qs, but at this time the Company is unable to determine when those filings will occur.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Eric A. Segal	(484)	881-4333
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not filed its Current Report on Form 10-Q for the quarter ended March 31, 2010.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had significant improvement in net income for the quarter ended June 30, 2010, as compared to the same period last year, which was driven mostly by declines in loan loss provisions which were partially offset by increases in professional services fees mostly related to our pending merger with Tower Bancorp. The Company cannot reasonably estimate its results of operations at this time because they have not yet been finalized.

* * * * * * * * *

First Chester County Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

First Chester County Corporation

Date:	August 10, 2010	By:	/s/ Eric A. Segal
Eric A. Segal
Interim Chief Financial Officer